EXHIBIT 21.1

SUBSIDIARIES OF MOLYCORP, INC.

1.	RCF IV Speedwagon Inc., a Delaware corporation

2.	Molycorp Minerals LLC, a Delaware limited liability company

3.	Molycorp Silmet AS, an Estonian corporation

4.	Molycorp Luxembourg Holdings S.a.r.l, a Luxembourg limited liability holding company

5.	MCP Exchangeco Inc., a British Columbia, Canada corporation

6.	MCP Canada Limited Partnership, a British Columbia, Canada limited partnership

7.	Molycorp Minerals Canada ULC, a British Columbia, Canada unlimited liability corporation

8.	MCP Canada Holding ULC, a British Columbia, Canada unlimited liability corporation